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SEC FILE NUMBER
8- 52838 -

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scott James Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS

6700 Arlington Boulevard
(No. and Street)

Falls Church	**VA**	**22042-2105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott James **(703) 533-2501**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

3 Bethesda Metro Center, Suite 600	**Bethesda**	**MD**	**20814**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Scott James, swear that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mayer Hoffman McCann P.C. as of December 31, 2009, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. except as follows:

Linda O. McAteer
Notary Public
Reg #357329
Commonwealth of Virginia
My Commission Expires 10/31/2013

Signature

President, CCO, FINOP

Title

Linda O McAteer

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCOTT JAMES GROUP, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2009

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

3 Bethesda Metro Center, Suite 600
Bethesda, MD 20814-6332
301-951-3636 ph
301-951-0425 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

SCOTT JAMES GROUP, INC.

We have audited the statement of financial condition of Scott James Group, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scott James Group, Inc. as of December 31, 2009, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann PC

Bethesda, Maryland
February 25, 2010

SCOTT JAMES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

ASSETS		
Cash	$	15,049
Investment securities		89,373
Receivables from clearing organizations		27,836
Other assets		2,125
TOTAL ASSETS	$	134,383

LIABILITIES

LIABILITIES		
Accounts payable	$	67,891
TOTAL LIABILITIES		67,891

STOCKHOLDER'S EQUITY

CAPITAL CONTRIBUTED		
Common stock, par value $1, authorized 500 shares, 1 share issued and outstanding		1
Additional paid-in capital		104,206
TOTAL CAPITAL CONTRIBUTED		104,207
ACCUMULATED DEFICIT		(37,715)
TOTAL STOCKHOLDER'S EQUITY		66,492
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	134,383

See Notes to Financial Statements

SCOTT JAMES GROUP, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2009

REVENUE		
Account supervision fees	$	455,804
Commissions and fees		49,174
Other revenue		6,578
Gains on investments		6,515
TOTAL REVENUE		518,071
EXPENSES		
Employee compensation and benefits		498,315
Commissions		21,173
Regulatory fees and expenses		13,123
Finance charges		1,815
Other expenses		10,398
TOTAL EXPENSES		544,824
NET LOSS	$	(26,753)

See Notes to Financial Statements

SCOTT JAMES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2009

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2008	1	$ 1	$ 104,206	$ (10,962)	$ 93,245
Net loss	-	-	-	(26,753)	(26,753)
Balance, December 31, 2009	1	$ 1	$ 104,206	$ (37,715)	$ 66,492

See Notes to Financial Statements

SCOTT JAMES GROUP, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (26,753)
Adjustments to reconcile net loss to net cash flows from operating activities	
Change in unrealized gains on investments	(6,515)
(Increase) in operating assets	
Other assets	(3,810)
Increase in operating liabilities	
Accounts payable	16,103
NET CASH FLOWS FROM OPERATING ACTIVITIES	(20,975)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET DECREASE IN CASH	(20,975)
CASH, BEGINNING OF YEAR	36,024
CASH, END OF YEAR	$ 15,049

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business – Scott James Group, Inc. (the "Company") is a broker-dealer registered with the SEC and is a member of FINRA. The Company acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the Washington, D.C. metropolitan area.

A summary of the Company's significant accounting policies follows:

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment securities – Investment securities valued using Level 2 inputs are based on one or more quoted prices in markets that are not active. Changes in this fair value are recognized currently as unrealized gains or losses and included in the statement of operations under the caption "Gains on investments."

Income recognition – Commission revenue is recognized when it is received by the Company, based on security transactions recorded on their trade date.

Income taxes – The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate income taxes, the shareholder of the S Corporation is taxed on his share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Cash and cash equivalents – For purposes of reporting the statement of cash flows, the Company includes only demand deposit accounts as cash on the accompanying statement of financial condition.

Fair value measurement and hierarchy – ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment, and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability

Fair value measurement and hierarchy (continued)

developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuations include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

Subsequent events policy – Subsequent events have been evaluated through February 25, 2010 which is the date the financial statements were issued.

Recently Issued Accounting Pronouncements:

Update No. 2009-01 – In June 2009, the FASB issued Update No. 2009-01, which establishes the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). The ASC is effective for interim and annual periods ending after September 15, 2009. The Company has adopted the ASC when referring to GAAP in this report for the year ended December 31, 2009. The adoption of the ASC did not have a significant impact on the financial statements.

(2) **Investment securities**

Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at December 31, 2009 are as follows:

	Fair Market	Cost	Unrealized Gains	Unrealized Losses
Fixed income securities	$ 89,373	$ 82,892	$ 6,481	$ -
Total investment securities	$ 89,373	$ 82,892	$ 6,481	$ -

The fair values of the marketable securities are measured using quoted prices for similar assets and liabilities in active markets using Level 2 inputs. Gains on investments are reflected on the statement of operations and reflect Level 2 unrealized gains of $6,515 for the year ended December 31, 2009.

(3) **Customer transactions**

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(4) **Related party transactions**

The Company shares office facilities and personnel resources with a related party, which is a registered investment advisor that is owned 100% by the Company's president.

The office facilities are owned by an LLC, which is owned 100% by the president of the Company. As part of the operating agreement between the Company and the registered investment advisor, the Company contributes $1,200 towards annual rent, which it pays directly to the LLC.

The accounts payable balance at December 31, 2009 reflects $67,891 of commissions owed to the president of the Company.

(5) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2009, the Company had net capital and net capital requirements of $60,217 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.13 to 1 at December 31, 2009.

(6) Financial instruments

Off-balance-sheet credit risk – In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on a cash basis.

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

(7) Deposit with clearing organization

The Company clears securities transactions with one organization. The Company had $25,000 on deposit with the organization at December 31, 2009.

ADDITIONAL INFORMATION

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

3 Bethesda Metro Center, Suite 600
Bethesda, MD 20814-6332
301-951-3636 ph
301-951-0425 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

SCOTT JAMES GROUP, INC.

Our audit was made for the purpose of forming an opinion on the basic financial statements of Scott James Group, Inc. for the year ended December 31, 2009 taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information, as required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, the accompanying additional information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann PC

Bethesda, Maryland
February 25, 2010

SCOTT JAMES GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2009

Schedule I

Total ownership equity from statement of financial condition	$	66,492
Additions:		
Other -		-
Deductions:		
Non-allowable assets		(2,125)
Net capital before haircuts on securities positions		64,367
Haircuts on securities:		
Trading and investment securities		4,150
Net capital	$	60,217
Aggregate indebtedness:		
Included in statement of financial condition:		
Accounts payable	$	67,891
Computation of basic net capital requirement:		
Minimum net capital required (the greater of $50,000 or 6-2/3% of aggregate indebtedness)	$	50,000
Capital in excess of minimum requirement	$	10,217
Ratio, aggregate indebtedness to net capital		112.7%

See Independent Auditors' Report on Additional Information

SCOTT JAMES GROUP, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

December 31, 2009

Schedule II

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$ 60,217
Audit adjustments:	
No adjustments	-
Net capital as reported on Schedule I	$ 60,217

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$ 67,891
Audit adjustments:	
No adjustments	-
Total aggregate indebtedness as reported on Schedule I	$ 67,891

See Independent Auditors' Report on Additional Information

SCOTT JAMES GROUP, INC.

STATEMENT PURSUANT TO RULE 15c3-3

December 31, 2009

Schedule III

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2) of the rule.

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

3 Bethesda Metro Center, Suite 600
Bethesda, MD 20814-6332
301-951-3636 ph
301-951-0425 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

SCOTT JAMES GROUP, INC.

In planning and performing our audit of the financial statements of Scott James Group, Inc. for the year ended December 31, 2009, we considered the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Scott James Group, Inc. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Scott James Group, Inc. taken as a whole. However, as discussed below, we identified certain deficiencies in internal control over financial reporting that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We consider the following deficiencies to be a material weakness in internal control over financial reporting.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 115, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

MHM

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Mayer Hoffman McCann PC

Bethesda, Maryland
February 25, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2010
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scott James Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS

6700 Arlington Boulevard
(No. and Street)

Falls Church (City) **VA** (State) **22042-2105** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott James **(703) 533-2501** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

3 Bethesda Metro Center, Suite 600 (Address) **Bethesda** (City) **MD** (State) **20814** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Scott James, swear that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mayer Hoffman McCann P.C. as of December 31, 2009, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. except as follows:

Linda O. McAteer
Notary Public
Reg #357329
Commonwealth of Virginia
My Commission Expires 10/31/2013

Signature

President, CCO, FINOP

Title

Linda O. McAteer

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCOTT JAMES GROUP, INC.

AGREED-UPON PROCEDURES

Year Ended December 31, 2009

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

3 Bethesda Metro Center, Suite 600
Bethesda, MD 20814-6332
301-951-3636 ph
301-951-0425 fx
www.mhm-pc.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of the Scott James Group, Inc.
6700 Arlington Boulevard
Falls Church, VA 22042

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by the Scott James Group, Inc., the Securities and Exchange Commission, and the Financial Industry Regulatory Authority Inc., solely to assist you and the other specified parties in evaluating the Scott James Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Scott James Group, Inc.'s management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

MHM

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann PC

Bethesda, Maryland
February 25, 2010

SCOTT JAMES GROUP, INC.

SCHEDULE OF SECURITIES PAYMENTS AS INVESTOR PROTECTION CORPORATION

The Period April 1, 2009 to December 31, 2009

Date Paid		Amount Paid	Overpayment Applied	Total
01/05/09		$ 150	$ None	$ 150
07/15/09		130	None	130
01/03/10		617	None	617
	Total	$ 897	$ -	$ 897

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052838 FINRA DEC
SCOTT JAMES GROUP INC 1*1
6700 ARLINGTON BLVD
FALLS CHURCH VA 22042-2105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott James, 703 533 2500

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 896.55

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (279.70)

7/15/09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 616.85

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 616.85

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 616.85

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Scott James Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President, FINOP, CCO
(Title)

Dated the 3rd day of February, 2010

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

Item	Amount
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 380,201
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	15,195 ~~15,179~~
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	3,586
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,614
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,238	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,238
Total deductions	21,583
2d. SIPC Net Operating Revenues	$ 358,618
2e. General Assessment @ .0025	$ 896.55

(to page 1 but not less than $150 minimum)

Bank of America Online Banking

Business Economy Chk - 0237 : Check Image

Check Image:

SCOTT JAMES GROUP, INC. 11-01
6700 ARLINGTON BLVD.
FALLS CHURCH, VA 22042-2105

1194

Date 1/31/10

68-1/510 VA
1684

Pay to the order of SIPC $ 616 85/100

Six Hundred Sixteen and 85/100 Dollars

Bank of America. CRD# 104374

ACH R/T 051000017

For SIPC-7T 052838 FINRA

⑆051000017⑆ 004125220237⑈ 1194

PAY TO THE ORDER OF
CITIBANK - ECD
FOR DEPOSIT ONLY TO
SIPC
Washington, DC
30801482